Exhibit (h)(2)(iii)

EXHIBIT B
Dividend Disbursing & Transfer Agent Agreement
Amended: June 10, 2020

COMPENSATION SCHEDULE

For the services delineated in the DIVIDEND DISBURSING AND TRANSFER AGENT AGREEMENT, the Transfer Agent shall be compensated monthly, according to the following fee schedule.

Shareholder servicing fee:

Annual Minimum fee of $_______ per year per fund, plus $_____ per month for each additional class of shares.

Direct Accounts: $_______ per shareholder, per year

NSCC Accounts: $_______ per shareholder, per year (up to 10k omnibus accounts)

  $_______ per shareholder, per year (10k or more omnibus accounts)

Manual Transaction Fee: $______ per manual transaction

In addition, the Transfer Agent shall be entitled to reimbursement of actual out-of-pocket expenses incurred by the Transfer Agent on behalf of the Trust or the Fund.